LAURA ANTHONY, ESQ.

CRAIG D. LINDER, ESQ.*

JOHN CACOMANOLIS, ESQ.**

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November 20, 2024

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	rYojbaba Co., Ltd. Amendment No. 2 to Registration Statement on Form F-1 Filed November 8, 2024 File No. 333-281225

Dear Sir or Madam:

We have electronically filed herewith on behalf of rYojbaba Co., Ltd. (the “Company”) Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement on Form F-1. Amendment No. 3 is marked to show changes made from the previous filing made on November 8, 2024 (the “Prior Filing”). We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the Staff’s comment letter to Ryoji Baba, Chief Executive Officer of the Company, dated November 19, 2024. We trust you shall deem the contents of this letter responsive to your comment letter.

Amendment No. 2 to Registration Statement on Form F-1, Filed November 8, 2024

Underwriting, page 127

1.	Comment: We note that Boustead Securities, LLC is listed as an underwriter in this section, as well as at the bottom of the prospectus cover page, but all other reference to them have been removed from the registration statement. In addition, it would appear that Boustead Securities, LLC is not listed in Schedule 1 of the included Underwriting Agreement. Please remove all reference to Boustead Securities, LLC, or clarify the underwriting relationship between Network 1 Financial Securities Inc., Boustead Securities, LLC and you and update the disclosure and underwriting agreement accordingly.

Response: In response to the Staff’s comment, Schedule 1 to the form of Underwriting Agreement (Exhibit 1.1 to Amendment No. 3) has been revised to include Boustead Securities, LLC.

Notes to Unaudited Financial Statements

Note 10 - Shareholders’ Equity

Stock Acquisition Rights, page F-38

2.	Comment: Please disclose that the compensation expense related to the 300,000 stock acquisition rights issued to HeartCore on March 3, 2024 for services as a consultant in connection with a successful proposed initial public offering (IPO) of the company will be recognized when the performance condition is met for the award. Refer to ASC 718-10-25-20.

Response: In response to the Staff’s comment, a description regarding the accounting policy on the stock based compensation has been added to Note 2 – Summary of Significant Accounting Policy, and the description of the stock acquisition rights in Note 10 – Shareholders’ Equity has been revised accordingly, in the Notes to Unaudited Financial Statements as of and for the six months ended June 30, 2024.

If the Staff has any further comments regarding Pre-Effective Amendment No. 3 to the registration statement on Form F-1, or any subsequent amendments to the Company’s registration statement on Form F-1, please feel free to contact the undersigned.

ANTHONY, LINDER & CACOMANOLIS, PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Robert Shapiro /U.S. Securities and Exchange Commission
Lyn Shenk /U.S. Securities and Exchange Commission
Nicholas Nalbantian /U.S. Securities and Exchange Commission
Dietrich King /U.S. Securities and Exchange Commission
Ryoji Baba / rYojbaba Co., Ltd.
Craig D. Linder, Esq./Anthony, Linder & Cacomanolis, PLLC

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